

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2024

Michael Zuehlke
Vice President of Finance and Corporate Controller
Zomedica Corp.
100 Phoenix Drive, Suite 125
Ann Arbor, Michigan 48108

Re: Zomedica Corp.
Form 10-K for Fiscal Year Ended December 31, 2023
File No. 001-38298

Dear Michael Zuehlke:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences